Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-139854

Issuer Free Writing Prospectus, dated January 25, 2007

Baldor Electric Company

$350,000,000

10,294,118 Shares of Common Stock

$550,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2017

Common Stock

The following information supplements the Preliminary Prospectus Supplement relating to the common stock, dated January 8, 2007, filed pursuant to Rule 433, Registration Statement No. 333-139854.

Title of securities:	Common Stock

Symbol:	BEZ

Aggregate amount offered:	$350,000,000

Shares issued:	10,294,118 shares

Overallotment option:	1,430,882 shares; option to purchase additional shares from Baldor.

Price to public:	$34.00 per share

Last reported sale price (January 25, 2007):	$35.48 per share

Net proceeds of the common stock offering after all offering expenses and underwriters’ discount:	$331,535,000

Underwriters’ discount:	4.50%

Trade date:	January 26, 2007

Settlement date:	January 31, 2007

CUSIP:	057741100

Underwriters:	UBS Securities LLC Bear, Stearns & Co. Inc. Stephens Inc. Robert W. Baird & Co. Incorporated A.G. Edwards & Sons, Inc. Sidoti & Company, LLC SunTrust Capital Markets, Inc.

$550,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2017

The following information supplements the Preliminary Prospectus Supplement relating to the Senior Notes due 2017, dated January 8, 2007, filed pursuant to Rule 433, Registration Statement No. 333-139854.

Title of securities:	8 5/8% Senior Notes due 2017 (the “2017 Notes”)

Aggregate principal amount offered:	$550,000,000

Principal amount per bond:	$2,000 and integral multiples of $1,000 thereafter

Price to public:	100% of principal amount

Net proceeds to Baldor after all offering expenses and underwriters’ discount:	$535,690,000

Underwriters’ discount:	2.00%

Annual interest rate:	8 5/8% per annum

Interest payment dates:	February 15 and August 15 of each year, commencing August 15, 2007

Record dates:	February 1, August 1

Maturity:	February 15, 2017

Optional redemption:	At any time prior to February 15, 2010, Baldor may on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2017 Notes at a redemption price of 108.625% of their principal amount, plus accrued and unpaid interest, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated January 8, 2007.

At any time prior to February 15, 2012, Baldor may on any one or more occasions redeem some or all of the 2017 Notes at a price equal to 100% of their principal amount plus accrued and unpaid interest, plus a make-whole premium, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated January 8, 2007.

On or after February 15, 2012, Baldor may on any one or more occasions redeem all or a part of the 2017 Notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

2012	104.313%
2013	102.875%
2014	101.438%
2015 (and thereafter)	100.000%

Ranking:	Senior unsecured

Trade date:	January 25, 2007

Settlement date:	January 31, 2007

CUSIP:	057741AA8

Underwriters:	BNP Paribas Securities Corp. Lehman Brothers Inc. SunTrust Capital Markets, Inc.

Sources and Uses of Funds

The following information supplements the Preliminary Prospectus Supplements, dated January 8, 2007, filed pursuant to Rule 433, Registration Statement No. 333-139854 .

The following table sets forth the sources and uses of funds in connection with Baldor’s pending acquisition of the Reliance Electric industrial motors and Dodge mechanical power transmission businesses from Rockwell Automation, Inc. (the “Acquisition”):

Sources	Amount	Uses	Amount
	(in millions)		(in millions)
Revolving loan(1)	$—	Purchase price for Power Systems	$1,800
Term loan(1)	1,000	Refinancing of existing indebtedness	95
Senior notes	550	Estimated fees and expenses	55
Common stock offering	350
Common stock sold to Rockwell Automation(2)	50

Total	$1,950	Total	$1,950

(1)	Baldor is expected to enter into a new senior secured credit facility in connection with the Acquisition. Baldor’s new senior secured facility will include (i) a $1,000 million term loan facility and (ii) a $200 million revolving credit facility, which is expected to be undrawn at the closing of the Acquisition.

(2)	Based on the average closing sale price per share of Baldor’s common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending prior to November 6, 2006, the date the acquistion agreement was signed (1,579,280 shares of Baldor’s common stock)

Pro Forma Weighted Average Interest Rate of 2017 Notes and Senior Secured Credit Facility:	7.9%

The common stock offering and 2017 Notes offering are not contingent on each other, but are contingent on the closing of the Acquisition. If either offering does not close, Baldor will draw down on a bridge loan to complete the acquisition. See “The Transactions” in the Preliminary Prospectus Supplements, dated January 8, 2007 filed by Baldor with the Securities and Exchange Commission.

Underwriting

The following information supplements the Preliminary Prospectus Supplement relating to the common stock, dated January 8, 2007, filed pursuant to Rule 433, Registration Statement No. 333-139854.

$95.0 million of the proceeds from the Financing Transactions (as defined in the Preliminary Prospectus Supplements) will be used to repay existing indebtedness of Baldor. Because more than 10% of the proceeds of the common stock offering, not including underwriting compensation, could be deemed to be received by affiliates of the underwriters of the common stock offering, the common stock offering is being conducted in compliance with National Association of Securities Dealers, Inc. (“NASD”) Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the common stock offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

An affiliate of SunTrust Capital Markets, Inc. is acting as underwriter in both the common stock and the 2017 Notes offering. An affiliate of SunTrust Capital Markets, Inc. has agreed to act as lender under Baldor’s revolving credit facility and provide a commitment for the bridge loan facility. An affiliate of SunTrust Capital Markets, Inc. holds a portion of Baldor’s existing indebtedness, which is being repaid with part of the proceeds from the Financing Transactions.

The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Baldor’s Investor Relations Department at 479-646-4711 or, with respect to the common stock offering, UBS Investment Bank at 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department; (212) 821-3884 and with respect to the 2017 Notes offering, BNP Paribas Securities Corp. at 787 7th Avenue, New York, NY 10019, Attn: High Yield Capital Markets; (800) 854-5674 or Lehman Brothers Inc. at 745 7th Avenue, New York, NY 10019, Attn: High Yield Capital Markets; (888) 603-5847.